UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

EXPLANATORY NOTE

ImmunoPrecise Antibodies Ltd. is furnishing an amended Form 6-K (this “Amendment”) to include as exhibits the condensed interim consolidated financial statements and the XBRL Data Files for such condensed interim consolidated financial statements. The XBRL Data Files should be read in conjunction with the condensed interim consolidated financial statements included in the Form 6-K furnished on December 14, 2023, and included again in this Amendment as Exhibit 99.2.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the time of the Form 6-K.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB, 101.PRE, and 104 of this Amendment are incorporated by reference into the Registration Statement on Form F-3 (File No. 333-273197) and Registration Statement on Form S-8 (File No. 333-256730) of the Registrant, ImmunoPrecise Antibodies Ltd.

EXHIBIT INDEX

Exhibit	Description
99.1*	Management's Discussion and Analysis for the three and six months ended October 31, 2023 and 2022

99.2	Amended Condensed Interim Consolidated Financial Statements for the three and six months ended October 31, 2023 and 2022

99.3*	CEO Certification (pursuant to Canadian regulations)

99.4*	CFO Certification (pursuant to Canadian regulations)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously Filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: February 15, 2024

	By:	/s/ Kristin Taylor
	Name:	Kristin Taylor
	Title:	Chief Financial Officer